Exhibit 99.1

Inspira to Unveil HYLA™ Real-Time Blood Sensor at U.S. ELSO;

97.35% Accuracy Confirmed

RA'ANANA, Israel, September 18, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) ("Inspira," “Inspira Technologies,” or the "Company"), a pioneer in innovative life-support and diagnostic technologies, today announced it will present its HYLA blood sensor (“HYLA”) to the global medical community for the first time. The presentation will take place at the U.S. ELSO Annual Conference in Washington, D.C., between September 27–30, 2025.

This official unveiling follows the Company’s recent announcement of the HYLA sensor’s performance data, which demonstrated 97.35% accuracy compared to standard blood gas analyzers. The ELSO conference, widely regarded as the largest and most influential global event for extracorporeal life support (ECLS), represents the ideal platform to showcase this new technology to thousands of the world's leading clinicians, researchers, and industry leaders.

Alongside the HYLA presentation, Inspira’s management is scheduled to conduct high-level meetings with decision-makers from leading global medical device companies and hospital networks. These meetings are aimed at advancing discussions around commercialization and strategic partnerships for the HYLA platform.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “After years of intensive development and achieving outstanding accuracy results, we are incredibly proud to bring the HYLA to the world stage at ELSO. This marks a transition from internal validation to engaging directly with key opinion leaders and commercial partners who can help us make this technology the new standard of care. We look forward to demonstrating how the HYLA can empower clinicians and save lives.”

Inspira will also be showcasing its FDA-cleared ART100 system at the conference, highlighting the Company's comprehensive platform of advanced life-support and monitoring solutions.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its belief that the ELSO conference represents the ideal platform to showcase this new technology, the aim of the prospective meetings at the ELSO conference, the belief that the participation in the ELSO conference marks a transition from internal validation to engaging directly with key opinion leaders and commercial partners, and the prospective showcasing of the ART100 system at the conference. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485